

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 5, 2017

Anders Laren
Secretary
RAIT FINANCIAL TRUST
Two Logan Square
100 North 18th Street, 23rd Floor
Philadelphia, PA 19103

Re: **RAIT FINANCIAL TRUST**
        Preliminary Proxy Statement filed on Schedule 14A
        PREC14A filing made on April 28, 2017 by RAIT FINANCIAL TRUST
        File Number: 001-14760

Dear Mr. Laren,

        We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information to be provided so that we may better understand the disclosure.

        Please respond to this letter by amending the Schedule 14A or by providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to the filing and any information you provide in response to these comments, we may have additional comments.

PREC14A filing made on April 28, 2017

Proposal 1: Election of Directors

1. In light of the requirement under Item 5(b)(1)(iii) of Schedule 14A to state whether or not any of the participants have been the subject of criminal convictions within the last ten years, please provide us with a written reply on behalf of each participant in response to this line item notwithstanding the fact that a negative response need not be disclosed in the proxy statement filed under cover of Schedule 14A.

Proposal No. 4 - Advisory Vote on Executive Compensation, page 42

2. Disclose the current frequency of shareholder advisory votes on executive compensation. See Item 24 of Schedule 14A.

RAIT FINANCIAL TRUST
c/o Anders Laren
May 5, 2017
P a g e | **2**

Proposal 6. Other Matters

3. By placing the title "Proposal" and number "6" ahead of the statement regarding the intended use of the discretionary authority available under Rule 14a-4(c)(1), the presentation of such matters could give the unintended impression that security holder authorization is first being sought. Please revise to remove this potential implication notwithstanding the apparent intentional omission of this seemingly hypothetical proposal and voting boxes contemplated by Rule 14a-4(b)(1) from the form of proxy.

We remind you that the participants are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact me at (202) 551-3266 should you have any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

cc: Keith E. Gottfried, Esq.
Morgan, Lewis & Bockius LLP